Filed by Pagaya Technologies Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EJF Acquisition Corp.

(SEC File No.: 001-40113)

Date: September 15, 2021

Investor presentation / September 2021 0

Disclaimers This presentation contains financial forecasts for the Company with respect to certain financial results for Pagaya Technologies Ltd. (the “Company”). Neither EJFA, EJF or their affiliates nor the Company's independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Neither the Company, EJFA, EJF and their affiliates nor any of its representatives has made or is making any representation or warranty, express or implied, as to the timeliness, accuracy or completeness of this presentation (including projections, estimates or budgets). This presentation includes certain statements, estimates, targets, forward-looking statements and projections provided by the Company with respect to its anticipated future performance. These forward- looking statements are generally identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “will,” “should,” “may,” “view,” “opportunity,” “potential,” or similar expressions or expressions of confidence. Such statements, estimates, targets, forward-looking statements and projections reflect significant assumptions and subjective judgments by the Company’s management concerning historical and potential future performance and operating results. These assumptions and judgments may or may not prove to be correct and any estimates, targets, forward-looking statements or projections may not be attainable or realized. Actual results may vary from the anticipated results and such variations may be material. Factors which could have a material adverse effect on the operations of the Company include, but are not limited to: changes in general economic or political conditions, changes in the markets in which the Company competes, including with respect to its competitive landscape, technology evolution or regulatory changes, the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic, legislative or regulatory changes, competition, conditions related to the Company’s operations in Israel, competition in retaining key employees, risks related to data security and privacy, and changes to accounting principles and guidelines. These risks and uncertainties will be discussed in detail in subsequent securities filings and should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. EJFA, EJF and their affiliates and the Company believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. EJFA, EJF and their affiliates and the Company believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Neither the Company, EJFA, EJF and their affiliates nor any of its representatives assumes responsibility for verifying any of such statements, estimates, targets and projections. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results. Accordingly, neither the Company, EJFA, EJF and their affiliates nor any of its representatives nor any other person, shall be liable for any loss or damages (whether direct, indirect or consequential or otherwise) suffered by any person as a result of relying on any statement in or omission from this presentation and any such liability is expressly disclaimed. In all cases, interested parties should conduct their own investigation and analysis of the Company and the information contained in this presentation. Except where otherwise indicated, this presentation speaks as of the date hereof. The delivery or availability of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This presentation has been prepared solely for informational purposes and does not purport to contain all of the information that any recipient may require. In furnishing this presentation, neither the Company, EJFA, EJF and their affiliates nor its representatives undertake any obligation to update any of the information contained herein or to correct any inaccuracies which may become apparent. This presentation shall remain the property of the Company. This presentation does not constitute an offer, solicitation of an offer, invitation or recommendation for any transaction or the sale or purchase of any securities, and shall not form the basis of any contract. Trademarks, service marks, trade names and copyrights in this presentation are legally protected. 1

Introduction EJF Capital, EJF Acquisition Corp. Strong strategic partner and Pagaya are optimal partners EJF Capital is an entrepreneurial, employee-owned firm with a 16-year track record of investing in and building financial services businesses Leading investor in the U.S. bank sector with 1,000 investments in equity and debt over the last four years, providing attractive network expansion opportunities for Pagaya Leading institutional investor + Seasoned investment team of 30+ professionals with significant experience across banking, diversified financials, FinTech and real estate Committed $200mm to the PIPE Experienced leadership team Tremendous strategic and financial support from EJF Industry veteran Emanuel J. Friedman will join Pagaya’s board of directors following the closing of the merger EJF Capital has a deep bench of directors and advisors with decades of experience in next-generation finance and technology, regulation and community development 2

Introduction

Speakers

Pagaya



Gal Krubiner
CEO & Co-founder, Pagaya

Co-founded Pagaya in 2016
FinTech thought leader



Michael Kurlander
CFO, Pagaya

Deputy Global Treasurer, Citadel
COO, Goldman Sachs Bank

EJF Acquisition Corp.



Manny Friedman
Chairman, EJF Acquisition Corp.
Co-CEO, EJF Capital

Co-Chairman, Co-CEO, FBR
40+ years financial services experience



Kevin Stein
CEO, EJF Acquisition Corp.
Senior Managing Director, EJF Capital

Managing Director, Barclays; Partner, FBR
30+ years financial services experience

PAGAYA
3

Who we are Pagaya highlights A.I. driven, highly scalable network 1 deeply entrenched in partner systems Rapid expansion and scale in numerous 2 markets with massive addressable markets Proven value proposition drives partner 3 penetration and stickiness World-class data science team 4 Fee-based, capital-light business model 5 Visionary founders and experienced 6 management team 4

Our vision Enable better financial outcomes for our partners and their customers 5

Credit Card Insurance Personal Loan We are building a leading artificial intelligence network to help our partners grow Centralized A.I. and data network their businesses and better serve their Mortgage Auto Loan customers Single Family Rental 6

How we monetize our technology Our business model STEP 1 STEP 2 STEP 3 STEP 4 Customers approach our network partners Our partners leverage our network to Pagaya provides centralized Financial product is acquired by with a need or a dream unlock better results for their customers artificial intelligence and data solutions institutional investors We earn fees when our network volume is acquired by institutional investors 7

Pagaya at a glance Vast data, leading technology, rapid growth, highly scalable TECH VOLUME GROWTH SCALE 16mm+ 1 app/sec 198% $4.7bn 1 2 Training data points Volume of application evaluation Network volume growth, Annualized network volume, 3 3 annualized Q2 2021 vs FY 2020 Q2 2021 100% 17mm+ 306% $381mm Fully automated process Applications evaluated, Revenue growth, Annualized revenue, 2 last 12 months annualized Q2 2021 vs FY 2020 Q2 2021 1 Since inception 2 Application evaluation refers to applications that are processed on the Pagaya network, as of Q2 2021 3 Network volume is defined as the gross dollar amount of assets that are originated by lenders enabled by Pagaya A.I. technology and are acquired by institutional investors Note: Financials are unaudited (not under PCAOB) 8

Legacy inefficiencies The problem: We believe legacy underwriting systems drive inefficiencies for both our partners and their customers What consumers want Challenges our partners face • Convenient access to a broad array of • Siloed data and tech infrastructure financial products • Tech investment prioritizes brand and user experience over underwriting and automation • Data limited to lender’s own experience 9

Disruption Our solution: Customers Centralized enabling technology powers the A.I. network Each of our partners’ customers are evaluated in real time Bank FinTech Dealership Broker The network matches applications to the criteria of institutional investors Democratizes access to financial services— partner benefits from higher conversion, customer realizes their financial goals Investors 10

Opportunity The Result: Better outcomes for our partners and their customers Partners Customers Delight more customers by increasing conversion Financial product fulfills a need or a dream 11

Company overview 12

Seamless uplift Our technology provides seamless integration and rapid results Tech integration is Partners’ transactions are API plugin Real-time designed to minimize friction approved with minimal latency Automated process A.I. network powers automated process for 100% of transactions 13

Innovation at breakneck speed We have added one new market per year since 2018 2018 2019 2020 2021 Personal Auto Credit card / POS Real Estate New market addition represents Pagaya onboarding partners in a new market 14

Multi-market solution Our opportunity speaks for itself Estimated annual origination volume in our addressable markets PERSONAL 1 $81 Billion AUTOMOTIVE POINT OF SALE 2 1 $53 Billion $693 Billion INSURANCE CREDIT CARD HOUSING 3 1 4 $332 Billion $183 Billion $2.6 Trillion Note: Represents estimated annual U.S. market origination volumes; 1 Estimated origination volumes based on Q4 2020 annualized originations in The TransUnion “Consumer Credit Origination, Balance and Delinquency Trends: Q4 2020” report. 2 Estimated origination volumes based on McKinsey & Company US Lending at the Point of Sale report. 3 Represents homeowners and auto insurance net written premiums in 2020, as per the Insurance Information Institute. 4 Estimated origination volumes based on Q4 2019 annualized originations in The TransUnion “Consumer Credit Origination, Balance and Delinquency Trends: Q4 2020” report. 15

Trajectory Our network volume growth Network Volume ($mm) $1.8bn 154% CAGR $1.0bn $587mm $435mm $285mm H1 H2 H1 H2 H1 2019 2020 2021 Metrics as of 6/30/2021 16

Penetrating new markets increasingly quickly A.I. enables smarter, more accelerated growth across markets 1 Annualized network volume ($mm) in Auto and Real Estate significantly exceeds Personal loans at similar stages Personal Auto $50 0 (entered 2018) (entered 2019) $40 0 $30 0 Real estate (entered 2021) $20 0 $10 0 $0 0 months 6 months 12 months 18 months 24 months 30 months 36 months 1 Represents annualized network volume by market enabled on Pagaya’s network. Each market is measured since launch in that market by Pagaya. 17

A.I. drives significant growth for both our partners and Pagaya Once we onboard a new partner, our A.I. enables us to rapidly scale their volume in our network RAPID ONBOARDING GROWTH RETENTION Rolling three month average volume per partner as a multiple of each partner’s second month volume 3x Median increase in our partners’ volume on our 100% 7.5x network after six months¹ of partners we have onboarded since 5.0x inception are still on our network today 2.5x 6x 0.0x Median increase in our partners’ volume on our 1 2 3 6 9 12 network after 12 months² Months post onboarding 1 For partners who have been on our network for at least six months; increase measured relative to partner’s second month volume 2 For partners who have been on our network for at least 12 months; increase measured relative to partner’s second month volume 18

Deep competitive moat Data science and technology are the foundation of our company 170+ Research & World-class data science platform Development specialists 16mm+ Tremendous data asset training data points 100% retention Entrenched partner relationships since inception 19

Our business model Fee-based, capital-light business model Fee revenue (99% of our revenue) • Pagaya earns fees when institutional investors acquire products enabled by our A.I. network • Assets are originated and serviced by Pagaya’s partners Other income (1% of our revenue) • Pagaya earns investment and interest income Based on the fiscal year ending on December 31, 2020; unaudited financials not under PCAOB 20

Balance sheet light Light balance sheet and low-risk funding model A.I. network is an engine for enhancing partners' origination, continuously attracting new institutional investors Assets acquired by Pagaya’s network Assets matched to identified of third-party investors funding at origination, aligning to the criteria of institutional investors Streamlined, tech-enabled access Strong and growing institutional to multiple markets investor acceptance Global Asset Managers Pension Funds Sovereign Wealth Fund Insurance Companies Banks 21

Founder-led team with deep tech & finance expertise Gal Krubiner Avital Pardo Yahav Yulzari CEO & Co-founder CTO & Co-founder CRO & Co-founder Michael Kurlander Richmond Glasgow Amol Naik Ed Mallon Tami Rosen Benjamin Blatt CFO GC COO CIO CPO CBO 22

Transaction overview 23

Overview Transaction summary Capitalization ($mm) Structure Committed PIPE Pro forma Implied market $9,088 • Pagaya Technologies (“Pagaya”) to merge with EJF • $200mm PIPE committed by entities associated 4 capitalization enterprise value Acquisition Corp (“EJFA”) with EJFA¹ 3 Net cash (588) $8,500 • EJFA to become a wholly-owned subsidiary of Pagaya and Pagaya to become a publicly-traded company Pro forma combined cash Valuation Implied sources and uses ($mm) • 100% primary proceeds • Pro forma implied enterprise value of $8.5 billion, which Sources 2 equates to 12.5x 2022E Revenue and 7.8x 2023E Revenue • $588m of combined cash held on the pro forma 3 balance sheet 5 Total sources Cash held in trust $288 $488 Proceeds from PIPE¹ 200 93.8% Existing Pagaya shareholders Uses 3.2% SPAC shareholders Pro forma 5 Total uses Cash to balance sheet $398 7 ownership 2.2% PIPE shareholders $488 Estimated transaction 90 6 expenses 0.8% SPAC sponsor shares Note: figures above are subject to final tax and legal review; scenario shown assumes no redemptions and a PIPE of $200mm 1 PIPE investors will not be subject to a lock-up and will receive registration rights. 2 Based on 2022E revenue of $679mm and 2023E revenue of $1,086mm . 3 Assumes no redemptions, and includes $190mm of unrestricted cash on Pagaya’s balance sheet as of 6/30/2021 (unaudited) and $398mm of net proceeds from the transaction. 4 Does not include the dilutive impact of options and warrants that are out of the money or unvested at $10 per share (inclusive of EJFA warrants and existing Pagaya options, warrants and options for restricted shares) . 5 Assumes no redemptions. 6 Represents an estimate of transaction expenses; actual amounts may vary and may include expenses unknown at this time. 7 Excludes 9.6mm public warrants and 5.2mm sponsor warrants, as well as 128.2mm unvested Pagaya warrants and options for restricted shares and 117.8mm warrants and options for restricted shares associated with a new equity incentive plan. 24

Business model and plan 25

Business model Extraordinary network volume growth has resulted in strong revenue growth Network volume Revenue ($bn) ($mm) $15.0 $1,250 $1,086 $12.8 $12.0 $1,000 $9.0 $750 $679 $7.7 +60% +66% $6.0 $500 $407 $4.4 +67% +73% $3.0 $250 $1.6 +178% +333% $94 $0.7 +121% 1H21A 1H21A $35 +171% $175 $1.8 $0.0 $0 2019A 2020A 2021E 2022E 2023E 2019A 2020A 2021E 2022E 2023E Financials are unaudited (not under PCAOB); 2021–2023E figures are estimated forecast 26

Business model

Pagaya compares favorably to other disruptive fintechs

	PAGAYA	Upstart	OpenLending
Revenue sources	Transaction fees Interest income	Transaction fees Loan servicing fees Interest income	Transaction fees Insurance premium profit sharing
Personal	✓	✓	✗
Auto	✓	✓	✓
Real Estate	✓	✗	✗
POS	✓	✗	✗
Credit Card	✓	✗	✗
Network Volume (Q2 2021 Annualized)	$4.7bn	$11.2bn	$4.7bn
R&D spending / Network Volume (Q2 2021 annualized)	72bps	28bps	6bps
Year founded	2016	2012	2000

Source: FactSet, Public Filings; Pagaya financials are unaudited (not under PCAOB)

PAGAYA

27

Momentum Strong, consistent growth—thriving across market environments Quarterly Network Volume Growth (YoY) 286% Pagaya Upstart Open Lending 191% 186% 132% 112% 99% 54% 23% 24% 20% 10% 9% NM -8% -66% Q2'2 0 Q3'2 0 Q4'2 0 Q1'2 1 Q2'2 1 Source: Public Filings for Upstart and Open Lending; Pagaya and Upstart represent dollar network volume; Open Lending represents Value of Insured Loans Facilitated; Upstart Q2’21 network volume grew to $2,795mm versus $164mm in the prior year period, representing a YoY growth rate of 1,604%, which is marked as not meaningful 28

Bright future Well defined growth plan Insurance New Products Penetrate Large Banks Partner Partner with home and auto Volume insurers, leveraging our Growth unique data advantage Deepen Launch new products to cater Technology to the captive customer segment via partners Partner with traditional lenders including large banks Continue to expand core business by increasing volume per partner Deepen our data ocean as our network expands 29

Value add Near-term opportunity to partner with large banks Key Value Proposition Potential Opportunity Increased Sales Additional Financial Products • Improved access to credit for • Ability to offer additional customers to drive incremental financial products to 64 U.S. banks with sales customers without any $50bn+ in assets incremental capital • Meaningful increase to revenue requirement stream $18tn+ in combined Brand Loyalty Operational Efficiency industry assets • In the future, potential to • Easy integration with API strengthen brand loyalty amongst based infrastructure and customers by offering packaged real-time processing financial services Source: SNL Financial as of September 2021; Represents illustrative value proposition 30

Forecast and valuation 31

Forecast detail Longer-term run rate 2021E YoY % 2022E YoY % 2023E 2024–2025E Network volume $4,425 73% $7,665 66% $12,750 35%+ 30%+ YoY % CAGR Total revenue $407 67% $679 60% $1,086 Total costs $344 65% $568 58% $896 Adj. operating income¹ $63 77% $112 71% $190 Adj. operating margin¹ 20%+ 30–40% 15% 16% 18% Financial data presented as $mm. Represents estimated forecast; ¹ Adjusted operating income represents GAAP pre-tax income excluding one-time expenses associated with the contemplated merger, as well as other non-recurring expenses. Additional context regarding the forecast is available in the appendix 32

Pagaya in context

	High-growth consumer fintech networks		High-growth fintech infrastructure
Selected Peers	Upstart	OpenLending	bill.com, Marqeta, shopify, Paymentus, flywire, adyen
Comparability to Pagaya	✓ AI-centric enablement technology ✓ Transaction-based revenue ✓ Multi-market presence × Direct marketing to consumers	✓ Enablement technology ✓ Transaction-based revenue × Exclusive focus on auto lending × Mature margins	✓ Fee based revenue ✓ Expanding margin profile ✓ Financial enablement technology ✓ Next-generation networks × Less similar addressable markets × Lack A.I. capability
Relevance			

Source: FactSet, Public Filings

PAGAYA
33

Compelling valuation High-growth consumer fintech networks High-growth fintech infrastructure Selected Peers 2021-2023E Revenue CAGR 63% 36% 26% 33% 24.6x 24.8x 18.5x 12.5x EV / 2022E Revenue Pagaya Upstart Open Lending High growth financial infrastructure 18.8x 18.7x 15.2x 7.8x EV / 2023E Revenue Pagaya Upstart Open Lending High growth financial infrastructure Source: FactSet, Public Filings; Market data as of 9/13/2021 34

Appendix 35

Risk factors (1/5) Risk Factors Summary Certain factors may have a material adverse effect on our business, financial condition and results of operations. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of these risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the trading price of our common shares following the business combination could decline, and you could lose part or all of your investment. Risks Related to the Operations of Our Business • We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and makes it difficult to evaluate our future prospects. • Our revenue growth rate and financial performance in recent periods may not be indicative of future performance and such growth may slow over time. • We may need to raise additional funds in the future, including, but not limited to, through equity, debt, or convertible debt financings, to support business growth and those funds may not be available on acceptable terms, or at all. As a result, we may be unable to meet our future capital requirements, which could limit our ability to grow and jeopardize our ability to continue our business. • If we fail to effectively manage our growth, our business, financial condition, and results of operations could be adversely affected. • Our business may be adversely affected by economic conditions and other factors that we cannot control. These factors include interest rates, unemployment levels, conditions in the housing market, immigration policies, gas prices, energy costs, government shutdowns, trade wars and delays in tax refunds, as well as events such as natural disasters, acts of war, terrorism, catastrophes, and pandemics, including the ongoing COVID-19 pandemic. • If we are unable to continue to improve our A.I. technology or if our A.I. technology contains errors or are otherwise ineffective, our growth prospects, business, financial condition and results of operations would be adversely affected. • If our existing partners were to cease or limit operations with us or if we are unable to attract and onboard new partners, our business, financial condition and results of operations could be adversely affected. • If we are unable to maintain a diverse and robust loan purchasing program, our growth prospects, business, financial condition and results of operations could be adversely affected. • Our A.I. technology has not yet been extensively tested during down-cycle economic conditions. If our A.I. technology does not accurately reflect a borrower’s credit risk in such economic conditions, the performance of loans may be worse than anticipated. • A significant portion of our current revenues are derived from the acquisition of consumer credit assets and related products, and as a result we are particularly susceptible to fluctuations in the consumer credit assets market. • We are continuing to develop new products and services, for example expanding into real estate and insurance, and if we are unable to manage the related risks, our growth prospects, business, financial condition and results of operations could be adversely affected. 36

Risk factors (2/5) • Our reputation and brand are important to our success. If we are unable to continue developing our reputation and brand, or if our brand and reputation are damaged, our ability to retain existing and attract new partners and investors in our funds and securitizations and our ability to maintain and improve our relationship with regulators of our industry could be adversely affected. As a result, our business, financial condition and results of operations may suffer. • The industry in which we operate is highly competitive, and if we fail to compete effectively, we could experience price reductions, reduced margins or loss of revenues. • If we are unable to manage the risks associated with fraudulent activity, our brand and reputation, business, financial condition, and results of operations could be adversely affected and we could face material legal, regulatory and financial exposure (including fines and other penalties). • Any legal proceedings, investigations or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome. • Although we maintain insurance coverage that we believe is adequate for our business, we may not be able to get adequate insurance to cover all known risks at a reasonable cost and our insurance policies may not be sufficient to cover all claims. • Our risk management policies and procedures, and those of our third-party vendors upon which we rely, may not be fully effective in identifying or mitigating risk exposure, including employee misconduct. If our policies and procedures do not adequately protect us from exposure to these risks, we may incur losses that would adversely affect our financial condition, reputation and market share. • We are subject to risks related to our dependency on our founders, key personnel and employees as well as attracting, retaining and developing human capital in a highly competitive market. • Our historical financial statements have not been audited in accordance with the Public Company Accounting Oversight Board standards or prepared in accordance with Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, there may be material differences between the presentation of our historical financial statements included in this presentation and in later filings with the SEC, including with respect to, among other things, revenue recognition, consolidations, off-balance sheet items and asset classifications. Our 2021 financial information is unaudited. • If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected. Risks Related to our Investment Vehicles • Difficult market and political conditions may reduce the value or hamper the performance of the investments made by our funds or impair the ability of our funds to raise or deploy capital. • If we are unable to raise new and successor funds, the growth of our assets under management and management fees, and ability to deploy capital into investments, the potential for increasing performance income, would slow or decrease, all of which would materially reduce our revenues and cash flows and adversely affect our financial condition. • Investments in loans are speculative in nature because payments on such loans originate from individual or business borrowers, and are typically not secured by any collateral, not guaranteed, or insured by any third party and not back by any governmental authority. • We face potential conflicts of interest related to our allocation of capital, co-investment opportunities, costs and expenses, and our failure to deal appropriately with these conflicts of interest in our investment business could subject us to increased regulatory scrutiny and uncertainty, damage our reputation and adversely affect our businesses. • Market interest rates may adversely affect the performance of our funds. • The historical returns attributable to our funds should not be considered as indicative of the future results of our funds or of our future results or of any returns expected on an investment in shares of our equity and poor performance of our funds would cause a decline in our revenue, income and cash flow and could adversely affect our ability to raise capital for future funds. • Valuation methodologies for certain assets in our funds can be subject to significant subjectivity. 37

Risk factors (3/5) • Our funding business depends in large part on our ability to raise capital from third party investors. A failure to raise capital from third party investors on attractive fee terms or at all, would impact our ability to collect management fees or deploy such capital into investments and potentially collect performance fee revenues, which would materially reduce our revenue and cash flow and adversely affect our financial condition. • We rely on complex exemptions from statutes in conducting our funding activities and have recently registered under the Investment Advisers Act; compliance with these regulatory requirements must be maintained and may be time consuming and costly. • Our business is currently focused on separate investment strategies. • The funding business is intensely competitive, and if we are unable to obtain funding, in particular through the ABS market and committed asset-backed facilities, at competitive rates, our ability to conduct our financing business may be severely impaired and our financial position, results of operations and cash flows may be materially and adversely affected. • If we breach our representations and warranties in connection with our ABS transactions, we may be required to repurchase non-conforming receivables from the securitization vehicles, which could have an adverse effect on our financial position, results of operations and cash flows. • Real property investments, like all investments, are subject to varying degrees of risk. If certain properties do not generate sufficient revenues to meet their acquisition and operating expenses, the applicable fund’s cash flow and ability to pay distributions to its investors will be adversely affected. Risks Related to Technology and Data Privacy • Our A.I. technology may not operate properly or as we expect it to, which could cause us to inaccurately verify transactions. • We may be unable to sufficiently, and it may be difficult and costly to, obtain, maintain, protect, or enforce our intellectual property and other proprietary rights. • Our technology relies on third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could restrict our ability to utilize our technology and increase our costs. • Our proprietary A.I. technology relies in part on third-party service providers and the use of third-party data, and if we fail to maintain those relationships or lose the ability to use such data, or if such data contains inaccuracies, our business could be adversely affected. • Cyberattacks and security breaches of our technology, or those impacting our users or third parties, could adversely impact our brand and reputation and our business, operating results and financial condition. 38

Risk factors (4/5) Risks Related to Our Regulatory Environment • Litigation, regulatory actions, and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses. • If we fail to comply with or facilitate compliance with the variety of federal, state and local laws we are subject to, including those related to consumer protection, loan financings, data protection, and investment advisory services, or if we are found to be operating without having obtained necessary state or local licenses, it may result in regulatory actions, litigation, monetary payments or may otherwise negatively impact our reputation, business, and results of operations, and may prevent us from serving users in jurisdictions where those regulations apply. • For certain jurisdictions in which we operate or provide services to users, we have relied in part or entirely on the advice of counsel with respect to regulatory matters, which can include interpretations of rules and regulations that may be challenged by regulators. • If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, and our ability to complete the business combination and conduct our business could be materially adversely affected. • If our transactions with investors in our funding vehicles are found to have been conducted in violation of the Securities Act, Securities and Exchange Act, Investment Company Act, Investment Advisers Act or similar state law, or we have generally violated any applicable law, our ability to obtain financing for assets through our network could be materially adversely affected, and we could be subject to private or regulatory actions. • Our securitizations expose us to certain risks, and we can provide no assurance that we will be able to access the securitization market in the future, which may require us to seek more costly financing. • We are subject to anti-corruption, anti-bribery, anti-money laundering, economic and trade sanctions and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations. • As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected. • If loans originated by our partners were found to violate the laws of one or more states, whether at origination or after sale by the originating partner, loans acquired, directly or indirectly, through our network may be unenforceable or otherwise impaired, we or other program participants may be subject to, among other things, fines and penalties, and/or our commercial relationships may suffer, each of which would adversely affect our business and results of operations. • If loans were found to violate a state’s (or states’) usury laws, the loans purchased from a partner may be unenforceable. • If loans by one or more partners that utilize our network were subject to successful challenge that the partner was not the “true lender,” such loans may be unenforceable, subject to rescission or otherwise impaired, we or other program participants may be subject to penalties, and/or our commercial relationships may suffer, each which would adversely affect our business and results of operations. • Borrowers may seek the protection of debtor relief under federal bankruptcy or state insolvency laws, which may result in delays in payment or losses on those loans purchased from partners. • Many of our partners are subject to supervisory examination by the Consumer Financial Protection Bureau (“CFPB”), and many of the consumer financial products that we facilitate are subject to laws and regulations that the CFPB interprets and enforces. The CFPB has taken an expansive view of the scope of some of these laws and regulations, including the prohibition of conduct deemed “unfair, deceptive or abusive”. The CFPB is a relatively new agency that has sometimes taken expansive views of its authority to regulate consumer financial services, creating uncertainty as to how the agency’s actions or the actions of any other new agency could adversely affect our business, financial condition, and results of operations. 39

Risk factors (5/5) Risks Related to Dual Class Structure • The dual class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares. • The dual class structure of our ordinary shares has the effect of concentrating voting power with certain shareholders – in particular our founders and their affiliates – which will effectively eliminate your ability to influence the outcome of important transactions, including a change in control. Risks Related to Our Operations in Israel • Geopolitical conditions in Israel and relations between Israel and other countries could adversely affect our business. • A large concentration of our staff resides in Israel and many of our employees in Israel are required to perform military reserve duty, which may disrupt their work for us. • Your rights and responsibilities as our shareholder will be governed by Israeli law, which could limit your ability to bring claims and proceedings or enforce judgments against us, our directors, officers, and other employees. • Provisions of Israeli law and our amended and restated articles of association to be effective upon the closing of the business combination may delay, prevent, or make undesirable an acquisition of all or a significant portion of our shares or assets. Risks Related to the Business Combination and EJFA • Our Sponsor has agreed to vote in favor of the business combination, regardless of how our public shareholders vote. • If the conditions to the business combination agreement are not satisfied, the business combination may not occur. Similarly, the business combination may be forced to close even if EJFA’s board of directors determines it is no longer in the best interest of SPAC’s shareholders. • Pre-existing relationships between participants in the business combination and the related transactions could give rise to actual or perceived conflicts of interest, which may influence participants to support or approve the business combination without regard to your interests or in determining whether we are appropriate for EJFA’s initial business combination. • There is no guarantee that a public shareholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the shareholder in a better future economic position. • Subsequent to the completion of the business combination, the combined company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment. • Because EJFA is incorporated under the laws of the Cayman Islands, in the event the business combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited. • Our business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact its stock price. • EJFA may have been a PFIC, which could result in adverse United States federal income tax consequences to U.S. investors. • You may not have the same benefits as an investor in an underwritten public offering. 40

425 legend In connection with the proposed Business Combination, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by Pagaya Technologies Ltd.” (“Pagaya”) with the U.S. Securities and Exchange Commission (“SEC”) that will include a preliminary proxy statement/prospectus in connection with the proposed Business Combination. EJF Acquisition Corp.’s (“EJF Acquisition”) shareholders and other interested persons are advised to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about EJF Acquisition, Pagaya, and the proposed Business Combination. When available, the definitive proxy statement/prospectus will be mailed to shareholders of EJF Acquisition as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to EJF Acquisition Corp., 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201. EJF Acquisition, Pagaya, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of EJF Acquisition’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of EJF Acquisition’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. 41

Forecast methodology Network volume Revenues Expenses Detailed, bottom-up, partner-by-partner forecast to Revenue growth driven by volume growth No operating leverage is assumed arrive at projected network volume Minimal assumed growth in fee rates, which vary by Given its significant growth opportunity, Pagaya 2022E network volume is comprised primarily of market due to both the characteristics of the assets plans to continue to invest significantly in R&D, existing markets; expansion efforts in new markets and the depth of Pagaya’s penetration headcount and other expenses, rather than (e.g., insurance) is phased-in in 2023E prioritizing near-term margin expansion Pagaya has historically experienced fee expansion as Conservative overall penetration of each market its penetration of a market has grown 42

Thank you 43